Exhibit 99.1

   Borr Drilling Limited Q3 2019 results presentation26 November 2019

   Important information and disclaimer  2    This presentation (the “Presentation”) has been prepared by Borr Drilling Limited (the “Company”) and sets forth general background information about the Company's activities current as at the date hereof. Information in this Presentation, including forecast financial information, should not be considered as advice or a recommendation to investors or potential investors in relation to holding, purchasing or selling securities or other financial products or instruments and does not take into account your particular investment objectives, financial situation or needs. Before acting on any information you should consider the appropriateness of the information having regard to these matters, any relevant offer document and in particular, you should seek independent financial advice. All transactions in securities and financial product or instrument involve risks, such risks include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk.No representation, warranty, or undertaking, express or implied, is made by the Company, its affiliates or representatives, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein, for any purpose whatsoever. Neither the Company nor any of their advisors or representatives shall have any responsibility or liability whatsoever (for negligence or otherwise) for any loss howsoever arising from any use of this Presentation or its contents or otherwise arising in connection herewith. All information in this Presentation is subject to updating, revision, verification, correction, completion, amendment and may change materially and without notice. Neither the Company or its affiliates or agents undertake any obligation to provide the recipient with access to any additional information or to update this Presentation or any information or to correct any inaccuracies in any such information. The information contained in this Presentation should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect material developments which may occur after the date hereof.Matters discussed in this Presentation and any materials distributed in connection herewith may constitute or include forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as “believes”, “expects”, “anticipates”, “intends”, “estimates”, “will”, “may”, “continues”, “should” and similar expressions. These forward-looking statements reflect the Company’s beliefs, intentions and current expectations concerning, among other things, the Company’s results of operations, financial condition, liquidity, prospects, growth and strategies. Forward-looking statements include statements regarding: objectives, goals, strategies, outlook and growth prospects; future plans, events or performance and potential for future growth; liquidity, capital resources and capital expenditures; economic outlook and industry trends; developments of the Company’s markets; the impact of regulatory initiatives; and the strength of the Company’s competitors. Forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The forward-looking statements in this Presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control. Forward-looking statements are not guarantees of future performance and such risks, uncertainties, contingencies and other important factors could cause the actual results of operations, financial condition and liquidity of the Company or the industry to differ materially from those results expressed or implied in this Presentation by such forward-looking statements. No representation is made that any of these forward-looking statements or forecasts will come to pass or that any forecast result will be achieved and you are cautioned not to place any undue influence on any forward-looking statement.This Presentation and the information contained herein does not constitute or form a part of, and should not be construed as, an offer for sale or subscription of or solicitation or invitation of any offer to subscribe for or purchase any securities of the Company and neither this Presentation nor anything contained herein shall form the basis of, or be relied on in connection with, any offer or commitment whatsoever. By reviewing this Presentation, you acknowledge that you will be solely responsible for your own assessment of the market position of the Company and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the Company’s business.By reviewing this Presentation, you are deemed to have represented and agreed that you and any persons you represent are located outside of the United States. This Presentation is only addressed to and directed at persons in member states of the European Economic Area who are “qualified investors” as defined in the Prospectus Directive (Directive 2003/71/EC) (“Qualified Investors”). In addition, in the United Kingdom, this Presentation is being distributed only to, and is directed only at (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 as amended (the “Order”) or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together as amended being referred to as “Relevant Persons”). This Presentation must not be acted on or relied on (i) in the United Kingdom, by persons who are not Relevant Persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors. Any investment or investment activity to which this document relates is available only to Relevant Persons or Qualified Investors or will be engaged in only with Relevant Persons or Qualified Investors.The information in this Presentation is given in confidence and the recipients of this Presentation should not base any behaviour in relation to qualifying investments or relevant products, as defined in the Financial Services and Markets Act 2000 (“FSMA”) and the Code of Market Conduct, made pursuant to the FSMA, which would amount to market abuse for the purposes of the FSMA on the information in this Presentation until after the information has been made generally available. Nor should the recipient use the information in this Presentation in any way that would constitute “market abuse”.Neither this document nor any copy of it may be taken, released, published, transmitted or distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan. Any failure to comply with this restriction may constitute a violation of United States, Canadian, Australian or Japanese 4C Securities laws. This document is also not for publication, release or distribution in any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction nor should it be taken or transmitted into such jurisdiction and persons into whose possession this document comes should inform themselves about and observe any such relevant laws. No money, securities or other consideration is being solicited, and, if sent in response to this Presentation or the information contained herein, will not be accepted.

Highlights

- Operating revenues of $102.7 million, net loss of $79.2 million and Adjusted EBITDA of $13.8 million for the third quarter of 2019 vs $1.5 million in second quarter for 2019
- Technical utilisation for the operating rigs was 99.1% in the third quarter and 99.0% for the first nine months of 2019
- In October, Paal Kibsgaard, the former Chairman and CEO of Schlumberger, was appointed as new Chairman of the Board, replacing Tor Olav Trøim, who continues to serve on the Board as Deputy Chairman. Mr Kibsgaard will in his initial year, serve as executive Chairman, focused on strengthening the Company's organization, operating processes and its integrated service offering
- Since the previous quarterly results, the Company has been awarded contracts, LOAs and extensions for 6 rigs with a combined revenue backlog of approximately $169 million. Total additional backlog added year to date is approximately $465 million
- On October 15, the company took delivery of the new build jack-up rig Hermod from the Keppel FELS shipyard in Singapore
- In November 2019, the Company sold marketable securities, resulting an estimated total realised loss of $16.4 million, and improving the liquidity position by $20.2 million

The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, amortization of contract backlog, loss from equity method investments, total financial income (expenses) net, income tax expense and amortisation of deferred mobilisation costs. Adjusted EBITDA is included here by the Company because the Company believes that the measure provides useful information regarding the Company's operational performance.

3 |

Borr Drilling

Key Financials Q3 2019

Income Statement

USDm	YTD 2019	Q3 2019	Q2 2019
Operating revenues	**241.2**	**102.7**	**86.6**
Gain on disposals	3.9	-	3.9
Rig operating and maintenance expenses	(226.4)	(87.9)	(81.4)
Depreciation	(74.3)	(25.8)	(24.6)
Impairment	(11.4)	-	-
Amortisation of contract backlog	(18.6)	(4.1)	(7.1)
G&A	(35.0)	(10.9)	(14.0)
Total operating expenses	**(365.7)**	**(128.7)**	**(127.1)**
Operating loss	**(120.6)**	**(26.0)**	**(36.6)**
Loss from equity method investments	**(1.6)**	**(1.6)**	**-**
Total financial income (expenses), net	(110.1)	(47.8)	(64.1)
Loss before income taxes	**(232.3)**	**(75.4)**	**(100.7)**
Tax	(6.5)	(3.8)	(2.5)
Net loss	**(238.8)**	**(79.2)**	**(103.2)**
Basic loss per share ($/share)	(2.21)	(0.72)	(0.98)

Comments Q3 2019

- **Revenues** increased quarter on quarter mainly due to a full quarter of operations for four additional rigs
- **Rig operating and maintenance expenses** increased due to:
  - four additional rigs with a full quarter of operation
  - increase in amortisation of mobilisation costs of $4.0 million
  - $3.0 million in non-cash accrual for legal expenses
- **G&A** reduction due to lower legal costs and professional fees than in second quarter related to IPO and refinancing
- **Total financial expenses, main items**
  - mark-to-market losses on forward contracts relating for shares in Valaris of $16.7 million,
  - Recycled unrealised loss on marketable securities of $12.0 million related to Oro Negro reclassified from OCI
  - Net interest expense of $13.1 million (additionally, interest of $4.5 million was capitalised in the quarter)

4 |
Borr Drilling

Key Financials Q3 2019  5  Balance Sheet Key Numbers  USDm  Q3 2019  Q2 2019  Q4 2018  Total assets   3,199.5   3,196.0   2,913.7   Total liabilities   1,848.6   1,823.1   1,380.2   Total equity   1,350.9   1,372.9   1,533.5   Cash and cash equivalents   39.5   44.8   27.9   Restricted cash   77.1   62.0   63.4   Movements in Q3 2019  Total assets flat quarter on quarterTotal liabilities increased by US$25.5 million, mainly attributable to US$10.0 million in long-term debtIncreased unrealized loss position on forward contracts of $16.7 million.On July 31, 2019, the Company completed the initial public offering on NYSE. A total number of 5,750,000 shares were sold in the offering, providing additional net equity of around $50 million.

 Fleet Status Report November 2019  6  Fleet Summary  Contractual Developments  Other Fleet Updates  * Includes Eir, which is under sales agreement, expected to be concluded early 2020, subject to conditions  Time  Rig  Client  Contract Status  Jul-19  Dhabi II  ADNOC  3 Years Extension from July 19  Aug-19  Norve  BW Energy  Commenced Contract  Aug-19  Grid  Pemex  Commenced Contract  Aug-19  Gersemi  Pemex  Commenced Contract  Aug-19  Prospector 1  Total  Commenced Contract  Aug-19  Prospector 5  Undisclosed  LOA: Q3 2020 to Q3 2021  Aug-19  Odin  Pemex  Contract: Q4 2019 to Q2 2021  Oct-19  Frigg  Undisclosed  1 Year extension from December 2019  Oct-19  Galar  Pemex  Contract: Q1 2020 to Q2 2021  Oct-19  Njord  Pemex  Contract: Q1 2020 to Q2 2021  Nov-19Nov-19  Mist Idun  Vestigo HLJOC  Contract Extension Q1 2020 Commenced Contract  Nov-19  Idun  JVPC  LOA: Q2 2020 to Q3 2020  Nov-19  Saga  Undisclosed  LOI: Q1 2020 to Q2 2020

 Jack-up demand growing – shallow water is low cost  7  US onshore rig count  Floater rig count  Jack-up rig count  Source: Bloomberg and IHS, Rystad  -13%  +5%  +24%  Break-even USD55/bbl  Break-even USD45-50/bbl  Break-even USD18-40/bbl

 The jack-up market is growing  8  Core countries are drilling significantly more today  Rig intensity going up   Source: IHS Petrodata, DNB Markets, Borr Drilling  # Jack-ups pr mmboe production – Saudi-Arabia  # Jack-ups  2000: 2 Jack-ups needed for 1m/day production2019: 12 Jack-ups needed for 1m/day production  Rig intensity up 5.5x      Outstanding and expected tenders

 Jack-up demand is mainly brownfield  9    Source: Borr Drilling  3%  2%  Exploration  Greenfielddevelopment  Infill drilling  Workover  P&A  Brownfield  Greenfield  6 months  3 months  2 years  3 years  7 years  3-4 years  1 year  6 months  Time to first oil

 Yard overhang quickly diminishing  10  Only 17 rigs with same standard as the Borr rigs left  Contracted jack-ups  Source: Borr Drilling and IHS    # units stranded in yards down 82  Modern contracted units up 90  Total contracted units up 75      Built after 2000 (RHS)  Total (LHS)

 Market trends confirms Borr’s modern rig strategy  11  Marketed Utilization continues to trend upwards…  Modern JU availability is tight  … while market bifurcation continues to play out  Source: IHS, Borr Drilling  Marketed Utilization (%)      Modern (>=2000)  Standard (<2000)  Average  234  113  193  223  + 44%  -50%  Supply and Demand matrix Modern rigs  # of rigs  Total fleet  299   Not marketed  17  Marketed fleet  282  Marketed utilisation  90%        Contracted fleet  254  Utilization competitive modern jackups           Jun 2019  Aug 2019  Nov 2019  Middle East  92%  94%  94%  West Africa  100%  100%  100%  Total  86%  87%  90%  166  130

   From 0 to 19 rigs in operations – 99.1% technical utilization YTD  12  Growth from 0 to 19 rigs since end 2017    19 operating rigs Feb-19  1 operating rigDec -17

 Limited number of available rigs  13    Only 14 warm stacked units left – Borr controls > 1/3  Source: Borr Drilling and IHS     Visible incremental demand  Middle East  19  Mexico  12  South-east Asia  9  West Africa  8  India  3  Rest of the world  ?  Total  >50

 Significant cash-flow potential  14  Run-rate illustrative EBITDA and cash-flow  *Excluding possible activation cost and contract preparation   Day rate scenario       Current market    Average 10y    Last 10y peak    Day-rate    USD/day    100,000    145,000    250,000    Utilisation    Pct   98%  98%  98%   Opex and G&A    USD/day    50,000    50,000    50,000              # rigs working     28  28  28             Revenue   USDm  1002  1452  2504   Costs   "  -511  -511  -511   EBITDA   "  491  941  1993   Revenue tax   "  -40  -58  -100   Interest cost   "  -120  -120  -120   Free cash flow   "  330  763  1773  1 incremental rig contracted improves free cash flow to equity by ~USD20m/year*Borr Drilling has 12 units left to contract

 Summary  15    Market has reached 90% utilization for modern assets – first time in this cycle  Only 14 modern warm stacked units – 17 stranded units in the ship yard  Visible demand for more than 50 units – rig count expected to surpass 400 within next 12 months  Borr has 19 contracted rigs – with another 12 to fix (5 rigs available and 7 to be delivered)  Currently positive cash generation from operations after financing cost  1 incremental rig fixed at current rates of USD100k/day gives ~USD20m/year in FCF  Strong increase in EBITDA expected in 2020

 16